August 3, 2018

Securities and Exchange Commission
Division of Corporation Finance
100 First Street, NE
Mail Stop 3561
Washington, DC 20549
Attention: Ms. Lulu Cheng and Ms. Rolaine S. Bancroft

Re:        Verizon ABS LLC
Registration Statement on Form SF-3
File No. 333-224598

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Verizon ABS LLC (the “Registrant”) hereby requests that the effective date for Registration Statement No. 333-224598 (the “Registration Statement”) be accelerated to, and that such Registration Statement will be declared effective on, August 7, 2018, by 5:00 p.m. (EST), or as soon thereafter as practicable.

Please contact Reed Auerbach of Morgan, Lewis & Bockius LLP at 212-309-6200 when the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

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Very truly yours,

VERIZON ABS LLC

By: /s/ Scott Krohn
Name:   Scott Krohn
Title:     President